1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2026
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: October 8, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC September 2026 Revenue Report

HSINCHU, Taiwan, R.O.C. – October 8, 2026 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for September 2026: On a consolidated basis, revenue for September 2026 was approximately NT$511.86 billion, a decrease of 0.6 percent from August 2026 and an increase of 54.6 percent from September 2025. Revenue for January through September 2026 totaled T$3,898.73 billion, an increase of 41.1 percent compared to the same period in 2025.

TSMC September Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	September 2026	August 2026	M-o-M Increase (Decrease) %	September 2025	Y-o-Y Increase (Decrease) %	January to September 2026	January to September 2025	Y-o-Y Increase (Decrease) %
Net Revenue	511,857	514,806	(0.6)	330,980	54.6	3,898,727	2,762,964	41.1

TSMC Spokesperson:	TSMC Media Contacts
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7128629 Mobile: 886-988-931-352 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for September 2026 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2026	2025
Sep.	Net Revenue	511,857,399	330,980,920
Jan.~Sep.	Net Revenue	3,898,726,974	2,762,963,851
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC Development*	34,609,725	3,825,600	3,825,600
* The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	2,573,007,334	2,652,840	2,652,840
TSMC**		172,152,000	172,152,000
TSMC***		487,475,027	359,431,483
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	242,564,986
	Mark to Market of Outstanding Contracts	(1,599,198)
	Cumulative Unrealized Profit/Loss	1,415,998
Expired Contracts	Cumulative Notional Amount	1,440,742,650
	Cumulative Realized Profit/Loss	(5,735,632)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,823,530
	Mark to Market of Outstanding Contracts	1,099
	Cumulative Unrealized Profit/Loss	(15,491)
Expired Contracts	Cumulative Notional Amount	11,774,211
	Cumulative Realized Profit/Loss	32,317
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	6,348,090
	Mark to Market of Outstanding Contracts	3,899
	Cumulative Unrealized Profit/Loss	(19,978)
Expired Contracts	Cumulative Notional Amount	29,294,588
	Cumulative Realized Profit/Loss	51,170
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	(4,241)
Expired Contracts	Cumulative Notional Amount	2,894,447
	Cumulative Realized Profit/Loss	21,008
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(17,510)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	787,436
	Mark to Market of Outstanding Contracts	19,384
	Cumulative Unrealized Profit/Loss	20,294
Expired Contracts	Cumulative Notional Amount	10,357,812
	Cumulative Realized Profit/Loss	28,903
Equity price linked product (Y/N)		N